Oncothyreon Inc.
2601 Fourth Ave., Suite 500
Seattle, WA 98121
March 15, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	Form AW — Application for Withdrawal of Oncothyreon Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (No. 333-169746) filed on March 14, 2011, Accession No. 0000950123-11-025253
Ladies and Gentleman:
     Pursuant to Rules 477 and 478 promulgated pursuant to the Securities Act of 1933, as amended, in accordance with discussions between counsel for Oncothyreon Inc. (“Oncothyreon”) and the Staff of the Division of Corporation Finance, Oncothyreon hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced amendment (the “Amendment”) and all exhibits thereto. The submission header which was used for Edgar identification purposes incorrectly characterized the above-referenced filing as a pre-effective amendment, rather than as a post-effective amendment. Oncothyreon will file the post-effective amendment with the proper Edgar submission header (the “Corrective Amendment”).
     Oncothyreon confirms that no securities have been issued or sold pursuant to the Amendment. Accordingly, Oncothyreon hereby respectfully requests the immediate withdrawal of such Amendment so that Oncothyreon may correctly file the Corrective Amendment.
     If you have any questions regarding the foregoing request for withdrawal, please contact counsel to Oncothyreon identified in the Corrective Amendment.

Sincerely, ONCOTHYREON INC.
/s/ Julia M. Eastland
Julia M. Eastland
Chief Financial Officer, Secretary and Vice President of Corporate Development